FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	September	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Unveils New BlackBerry Pearl Colors	3

Document 1

September 12, 2007

FOR IMMEDIATE RELEASE

RIM Unveils New BlackBerry Pearl Colors

T-Mobile customers gain three eye-catching new shades

Waterloo, ON – September 12, 2007 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced three new colors for the popular BlackBerry® Pearl™ 8100 smartphone from T-Mobile USA, Inc. – blue, sunset (red) and pale gold. With these new colors, in addition to white and black, T-Mobile customers now have five distinct color choices to match their personal style.

The innovative BlackBerry Pearl, which quickly became a top-selling smartphone, combines powerful email and multimedia features in an incredibly small and stylish package. The smartphone’s easy-to-use interface and keyboard have won over both productivity-seeking business professionals and those who simply love to stick together with text messaging and personal email.

To celebrate the newest additions to its line-up of BlackBerry devices, T-Mobile will soon introduce an accessible and affordable service option for all BlackBerry smartphones. For $9.99/month customers can add an unlimited BlackBerry email only service1, which provides access to personal email accounts such as Yahoo!®, AOL® and Gmail®.

“Our customers love the BlackBerry Pearl for its great design and feature-set,” said Leslie Grandy, Vice President of Product Development, T-Mobile USA. “And for those customers initially drawn to the sleek look of the device, the new personal email service plan really lets them experience the BlackBerry Pearl’s easy-to-use email features at a compelling price.”

Mark Guibert, Vice President, Corporate Marketing at Research In Motion, said, “The BlackBerry Pearl has changed the way many people think about BlackBerry smartphones and has become one of the most popular products we’ve ever released. Consumers and business professionals alike have been drawn to its unique combination of powerful features and ultra-sleek design. With three stylish new colors and attractive new pricing options, the BlackBerry Pearl is a more intriguing choice than ever for T-Mobile customers.”

The Pearl also hosts multimedia features such as a camera and music player, and is myFavesSM-enabled, giving customers quick, one-touch access to their five favorite contacts. In addition to instant messaging, picture messaging, calling and texting, sending an email to a myFaves contact is just a click away.2

Key features of the BlackBerry Pearl include3:

▪	Popular built-in instant messaging clients: AOL®, Yahoo!® MSN®, Google Talk® and ICQ®
▪	Built-in digital camera with 3 zoom levels (up to 5X) and built-in flash
▪	Media player with support for music, videos and pictures
▪	High-performance HTML browser for visiting favorite web sites while on the go
▪	Enhanced SureType™ keyboard system makes typing text and dialing numbers quick and easy

▪	An intuitive user interface with an easy-to-use trackball, dedicated 'menu' and 'escape' keys, and context-sensitive menus that make navigation instinctive and fast
▪	Advanced call management features such as smart dialing, conference calling, speed dialing, and call forwarding
▪

First-rate phone features with Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated 'send', 'end', and 'mute' keys, speakerphone, and Bluetooth® support for hands-free use with headsets, car kits and Bluetooth peripherals

▪	Quad-band GSM/GPRS and EDGE network support for international roaming
▪	A large, ultra-bright 240x260 color display that brings images to life
▪	An innovative light-sensing technology that automatically optimizes the screen, trackball and keyboard lighting for indoor, outdoor and dark environments
▪	Stereo headset jack and dedicated volume controls
▪	Expandable memory via microSD memory card slot
▪	Support for polyphonic, mp3 and MIDI ring tones
▪	BlackBerry® Maps – an application that provides users with step-by-step driving directions and integrates with an external GPS receiver via Bluetooth®.
▪	BlackBerry® Internet Service support - allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
▪

BlackBerry® Enterprise Server support – integrates with IBM Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments and features IT policy controls for managing handset features and usage

The BlackBerry Pearl is available beginning today in all five colors at T-Mobile retail stores, select authorized dealers and online at www.t-mobile.com.

Accessories for BlackBerry smartphones, including premium leather holsters and totes, an automotive charger, and Bluetooth® headsets are available online and through T-Mobile retail outlets.

About T-Mobile USA

Based in Bellevue, Wash., T-Mobile USA, Inc., is a member of the T-Mobile International group, one of the world’s leading companies in mobile communications, and the mobile telecommunications subsidiary of Deutsche Telekom AG. At the end of June 2007, nearly 112 million mobile customers were served by companies of the Deutsche Telekom group — more than 26.8 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most successful digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. Multiple independent research studies continue to rank T-Mobile highest, in numerous regions throughout the U.S., in wireless call quality and wireless customer care. For more information, please visit the company’s Web site at www.t-mobile.com. T-Mobile® is a federally registered trademark of Deutsche Telekom AG. Stick Together, myFaves, and the myFaves design are service marks of T-Mobile USA, Inc.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

1 Plus taxes and fees; limited time offer. Domestic use only; text/instant messaging not included. Qualifying rate plan and minimum 1-year agreement required. See Sales Associate or T-Mobile.com for additional details and restrictions.

2 Use of myFaves requires myFaves rate plan. See Sales Associate or T-Mobile.com for rate plan information.

3 International usage and some features incur separate, additional charges. See Sales Associate or T-Mobile.com for additional information.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.  Neither RIM nor T-Mobile assumes any liability or makes any representation, warranty or guarantee in relation to third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 13, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations